Orckit Communications Reports 2011 Third Quarter Results

Gross margin improves and operating loss decreases due to cost reductions

Company reaches advanced stage with respect to a new Tier-1 customer in India

Company revises revenue guidance for 2011 to $16 million primarily due to order delay from BSNL

Orckit Communications Ltd. (NasdaqGM: ORCT) today reported results for the third quarter and nine months ended September 30, 2011.

Revenues in the third quarter of 2011 were $3.6 million compared to $5.0 million in the previous quarter ended June 30, 2011 and $4.7 million in the comparable quarter last year.

Net loss for the quarter ended September 30, 2011 was $1.5 million, or $(0.16) per diluted share,  compared to $5.0 million, or $(0.22) per share, for the previous quarter ended June 30, 2011 and $6.0 million, or $(0.31) per share, for the third quarter of 2010.

Adjustments related to the Company’s Series A convertible notes issued in March 2007 and Series B convertible notes issued in June 2011 resulted in financial income in the aggregate amount of $967,000 in the quarter ended September 30, 2011 compared to financial expense of $589,000 in the previous quarter ended June 30, 2011. Adjustments related to the conversion terms of the Series A convertible notes resulted in financial expense of $440,000 in the third quarter of 2010.

Revenues for the nine months ended September 30, 2011 were $13.1 million compared to $8.0 million for the nine months ended September 30, 2010. Net loss for the nine months ended September 30, 2011 was $12.5 million, or $(0.57) per diluted share, compared to $19.9 million, or $(1.07) per share, for the nine months ended September 30, 2010. Adjustments related to the Company’s Series A and Series B convertible notes resulted in financial income of $26,000 in the nine months ended September 30, 2011 and financial expense of $848,000 in the nine months ended September 30, 2010.

As a result of the settlement of a legal proceeding during the second quarter of 2011, the Company reversed a provision with respect to this proceeding. This reversal reduced selling, marketing, general and administrative expenses by approximately $870,000 during the quarter ended June 30, 2011 and the nine months ended September 30, 2011. Results for the nine months ended September 30, 2010 include other income of $1.6 million as a result of the sale of an equity investment in the first quarter of 2010. Results for the third quarter and nine months ended September 30, 2011 include other income of $369,000 from the sale of this equity investment which was released from escrow in the third quarter pursuant to the terms of the transaction.

Key highlights:

o
Operating loss decreased to $3.8 million this quarter from $4.0 million in the second quarter of 2011 and $5.7 million in the comparable quarter in 2010.  The improvement from the prior quarter is primarily a result of the implementation of a cost reduction program that reduced operating expenses.  Additional cost reductions are also anticipated in the fourth quarter of 2011. The Company's gross margin percentage improved for the sixth straight quarter.

o	The Company reaches advanced stage with respect to a new Tier-1 customer in India after successfully completing a full product and technology evaluation.
o
Opportunities in India are the Company's main focus and include Tier-1 and Tier-2 telco service providers from the private sector that have already evaluated the Company's technology and service offerings.

o	Successful cooperation with 3M in Germany resulting in the addition of two new customers that selected the Company's PTN solutions.
o	Orckit receives purchase orders from two other new customers. One new customer is located in the Far East and the other in Latin America.
o
Growing interest in field-trials and demos with Tier-1 and Tier-2 service providers worldwide. Early adopters already have started to deploy PTN in their networks and the vast majority of the market is expected to follow this trend.

 Izhak Tamir, President of Orckit, said, "We believe that as the mobile industry continues to evolve, Orckit's technology is well positioned to be incorporated into the infrastructure of telecom companies worldwide. During the third quarter, we successfully completed a product and technology evaluation with respect to a potential new Tier 1 customer in India, which we believe will result in a significant business opportunity.  In addition, we continue to strengthen our partnership with 3M and together added two new customers to our growing customer base.”

Mr. Tamir added, "Our prior forecast included a purchase order expected from BSNL as part of BSNL’s fiber-to-the-home project in India. This purchase order has not yet been released by BSNL. Based on our discussions with BSNL management in the last few weeks, we believe the purchase order will be received in the first quarter of 2012. The delay in the issuance of BSNL’s purchase order, combined with the postponement to the first quarter of 2012 of separate purchase orders from two European customers that were originally forecasted to be received in the fourth quarter of 2011, has caused us to revise our guidance to $16 million in revenues for 2011.”

Conference Call
Orckit Communications will host a conference call on November 30, 2011, at 9:00 a.m. ET. The call can be accessed by dialing 1-877-316-9044 (United States) and 1-706-634-2329 (International). Please use the code 15875328.

A replay of the call will be available at www.orckit.com. A dial-in replay of the call will be also available through December 30, 2011 at 11:59 p.m. at 1-855-859-20566 (United States) and 1-404-537-3406 (International). To access this replay, enter the following code: 15875328.

About Orckit Communications Ltd.
Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world,  Orckit has a firm foothold in the ever-developing world of telecommunications. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as through distribution and reseller partners worldwide. Orckit was founded in 1990 and became publicly traded in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

TABLES TO FOLLOW

ORCKIT COMMUNICATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US$ in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Revenues	$3,590	$4,692	$13,115	$7,987
Cost of revenues	1,938	2,955	7,469	5,383
Gross profit	1,652	1,737	5,646	2,604

Research and development expenses, net	2,306	3,476	8,439	10,827
Selling, marketing, general and administrative expenses	3,148	4,005	10,342	12,056
Total operating expenses	5,454	7,481	18,781	22,883
Operating loss	(3,802)	(5,744)	(13,135)	(20,279)

Financial income (expense), net	935	181	228	(350)
Adjustments related to series A and series B convertible notes	967	(440)	26	(848)
Total financial income (expense), net	1,902	(259)	254	(1,198)
Other income	369	0	369	1,624

Net loss	$(1,531)	$(6,003)	$(12,512)	$(19,853)
Net loss per share - basic	$(0.07)	$(0.31)	$(0.55)	$(1.07)
Net loss per share - diluted	$(0.16)	$(0.31)	$(0.57)	$(1.07)
Weighted average number of shares outstanding - basic	22,746	19,580	22,665	18,516
Weighted average number of shares outstanding - diluted	27,110	19,580	24,033	18,516

ORCKIT COMMUNICATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

ASSETS	September 30	December 31
	2011	2010
Current assets:
	$28,438	$19,195
Cash and short term marketable securities	7,767	6,624
Trade receivables	2,649	3,197
Other receivables	3,840	3,183
Inventories	42,694	32,199
Total current assets

Long term marketable securities	0	16,351
Severance pay fund	3,392	3,611
Property and equipment, net	748	923
Deferred issuance costs, net	69	173
Total assets	$46,903	$53,257

LIABILITIES AND SHAREHOLDERS EQUITY (NET OF CAPITAL DEFICIENCY)
Current liabilities:
Trade payables	$2,757	$3,778
Accrued expenses and other payables	7,754	6,910
Deferred income	2,528	1,933

Convertible subordinated notes, series A	25,689	-
Adjustments due to convertible notes conversion terms	(476)	-
Convertible subordinated notes series A, net	25,213	-
Total current liabilities	38,252	12,621

Long term liabilities:	-	26,151
Convertible subordinated notes, series A	-	(1,213)
Adjustments due to convertible notes conversion terms	-	24,938
Convertible subordinated notes series A, net	6,675	-
Convertible subordinated notes, series B	4,048	4,446
Accrued severance pay and other	10,723	29,384
Total long term liabilities	48,975	42,005
Total liabilities

Shareholders' equity (capital deficiency)	(2,072)	11,252
Total liabilities and shareholders' equity (net of capital deficiency)	$46,903	$53,257